UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 31, 2011 (Report No. 3)

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This report is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-09840, 333-12146, 333-14238, 333-109874, 333-157094 and 333-168722, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On April 29, 2011, a purported class action lawsuit was filed in the United States District Court for the Northern District of California against BP West Coast Products LLC (“BP WC”)and BP Products North America, Inc. (together, “BP Defendants”) and Retalix Ltd. (“Retalix”) as co-defendant by Green Desert Oil Group, Inc. and fifteen others (the “Federal Plaintiffs”), each of which is purported to be an ARCO, BP or AM/PM franchisee of one or more of the BP Defendants (the “Class Action”). The complaint alleges, among other things, that the BP Defendants and Retalix failed to act with reasonable care in the manner in which they planned and installed a Point of Sale system with the Federal Plaintiffs, which resulted in damages to the Federal Plaintiffs.  The Federal Plaintiffs further request, among other things, that the court recognize the lawsuit as a valid class action.

On May 4, 2011, a lawsuit was filed in the Superior Court for the State of California (for the County of Los Angeles) against BP WC, Paypoint Electronic Payment Systems, Inc. (“PPS”) and Retalix as co-defendants by a few dozen named BP WC franchisees, each of which is purported to be an ARCO, BP or AM/PM franchisee of BP WC (the “State Plaintiffs” and, together with the Federal Plaintiffs, the “Plaintiffs”). This complaint comprises, in essence, the same allegations as the Class Action, but its causes of action include, in addition to breach of contract and negligence, constructive fraud. Retalix has yet to be served with the complaint.

Numerous of the alleged causes of action to which the aforementioned claims relate to do not involve Retalix and are related to relationships solely among one or more of the BP Defendants, PPS and the Plaintiffs. Retalix believes that the complaints against Retalix are without merit and that they are not valid, and plans to defend itself vigorously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: May 31, 2011	By:	/s/ Hugo Goldman
Hugo Goldman
Executive Vice President and
Chief Financial Officer